# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PBF Energy Inc., CIK 0001534504
CUSIP: 69318G106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: One Sylvan Way, Second Floor, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 03/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001080910

## Reporting persons
- Carlos Slim Helu: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Stock, $0.001 par value ("Class A Common Shares") issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the Securities and Exchange Commission ("SEC") on March 17, 2026.
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the SEC on March 17, 2026.
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the SEC on March 17, 2026.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the SEC on March 17, 2026.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the SEC on March 17, 2026.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the SEC on March 17, 2026.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with the SEC on March 17, 2026.
- Control Empresarial de Capitales, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); sole voting power 0; shared voting power 20,338,698; sole dispositive power 0; shared dispositive power 20,338,698; aggregate amount beneficially owned 20,338,698 (17.3% of the class)
  Comment: Percent beneficially owned is based on approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with SEC on March 17, 2026.

## Item 1. Issuer
Name of issuer: PBF Energy Inc.
Address of issuer's principal executive offices: One Sylvan Way, Second Floor, Parsippany, NJ, 07054

## Item 2. Person Filing
Name of person filing:
This statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Act"), by the persons listed below (the Reporting Persons).

(1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V. ("Control Empresarial").

(2) Control Empresarial, a sociedad anonima de capital variable organized under the laws of the United Mexican States ("Mexico"), is a holding company with portfolio investments in various companies.

The Reporting Persons previously filed a Schedule 13D (the "Original Schedule 13D") with the SEC on October 3, 2024, as amended 9 times, most recently on March 20, 2026 (together with the Original Schedule 13D, the "Schedule 13D") related to the Class A Common Shares of PBF Energy Inc. (the "Issuer") held by Control Empresarial. The Reporting Persons no longer hold more than 20% of the outstanding Class A Common Shares. As of the date of filing of this Schedule 13G, the Reporting Persons do not hold the securities with the purpose or effect of changing or influencing control of the Issuer. As such, this Schedule 13G is deemed to amend the Schedule 13D.
Address of principal business office or, if none, residence:
(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de Mexico, Mexico

(ii) Control Empresarial's principal business address is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Seccion III
Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000
Citizenship: Each member of the Slim Family is a Mexican citizen. Control Empresarial is a Mexican corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Calculations of the percentage of the Class A Common Shares beneficially owned are based on a total of approximately 117,453,689 Class A Common Shares issued and outstanding as of March 6, 2026, as reported in the Issuer's Schedule 14A filed with SEC on March 17, 2026. As of the date of this filing, (i) Control Empresarial, directly or indirectly, owns 20,338,698 Class A Common Shares (representing 17.3% of the outstanding Class A Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned directly by Control Empresarial.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The identity of each member of the group filing this schedule is as follows: Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit and Control Empresarial de Capitales S.A. de C.V.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Carlos Slim Helu: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
- Carlos Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
- Marco Antonio Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit (03/26/2026)
- Patrick Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
- Maria Soumaya Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
- Vanessa Paola Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
- Johanna Monique Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
- Control Empresarial de Capitales, S.A. de C.V.: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (03/26/2026)
Comment: * See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are each filed as an exhibit to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on March 4, 2026 in connection with their beneficial ownership of Class A Common Stock, $0.001 par value per share of PBF Energy Inc., are hereby incorporated herein by reference.